OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XENOPORT, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
98411C100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	98411C100	13G	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Venrock Associates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock Associates (“Venrock”), Venrock Associates II, L.P. (“Venrock II”), Venrock Entrepreneurs Fund, L.P. (“Entrepreneurs Fund”), Venrock Healthcare Capital Partners, L.P. (“VHCP”), VHCP Co-Investment Holdings, LLC (“VHCP Co-Investment”), Venrock Management, LLC (“Venrock Management”), the general partner of Entrepreneurs Fund, and VHCP Management, LLC (“VHCP Management”), the general partner of VHCP and the manager of VHCP Co-Investment, are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Venrock Associates II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment, Venrock Management and VHCP Management are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment. Venrock Management is the general partner of Entrepreneurs Fund. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Venrock Entrepreneurs Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment, Venrock Management and VHCP Management are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment. Venrock Management is the general partner of Entrepreneurs Fund. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Venrock Healthcare Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment, Venrock Management and VHCP Management are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment. Venrock Management is the general partner of Entrepreneurs Fund. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	6	of	12

1	NAMES OF REPORTING PERSONS: VHCP Co-Investment Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
1 Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment, Venrock Management and VHCP Management are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment. Venrock Management is the general partner of Entrepreneurs Fund. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	7	of	12

1	NAMES OF REPORTING PERSONS: Venrock Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
1 Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment, Venrock Management and VHCP Management are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment. Venrock Management is the general partner of Entrepreneurs Fund. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	8	of	12

1	NAMES OF REPORTING PERSONS: VHCP Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,565,455[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,565,455[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,565,455[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
1 Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment, Venrock Management and VHCP Management are members of a group for purposes of this Schedule 13G.
2 The shares are held as follows: 410,823 by Venrock; 591,136 by Venrock II; 20,274 by Entrepreneurs Fund; 396,989 by VHCP; and 75,378 by VHCP Co-Investment. Also includes shares issuable pursuant to warrants exercisable within 60 days of December 31, 2008 as follows: 59,548 by VHCP; and 11,307 by VHCP Co-Investment. Venrock Management is the general partner of Entrepreneurs Fund. VHCP Management is the general partner of VHCP and the manager of VHCP Co-Investment.
3 This percentage is calculated based upon 27,144,927 shares of the Issuer’s common stock outstanding as of December 30, 2008, as set forth in the prospectus supplement to the Issuer’s final prospectus dated December 30, 2008, filed with the Securities and Exchange Commission on December 30, 2008.

CUSIP No.	98411C100	13G	Page	9	of	12
     Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York (“Venrock II”), Venrock Entrepreneurs Fund, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund”), Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP”), VHCP Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment”), Venrock Management, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Management”) and VHCP Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management” and, collectively with Venrock, Venrock II, Entrepreneurs Fund, VHCP, VHCP Co-Investment and Venrock Management, the “Venrock Entities”) in respect of shares of common stock of XenoPort, Inc.

Item 1(a)	Name of Issuer:

XenoPort, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3410 Central Expressway
Santa Clara, CA 95051

Item 2(a)	Name of Person Filing:

Venrock Associates
Venrock Associates II, L.P.
Venrock Entrepreneurs Fund, L.P. Venrock Healthcare Capital Partners, L.P. VHCP Co-Investment Holdings, LLC Venrock Management, LLC VHCP Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

Item 2(c)	Citizenship:

Each of Venrock, Venrock II and Entrepreneurs Fund are limited partnerships organized in the State of New York. VHCP is a limited partnership organized under the laws of the State of Delaware. VHCP Co-Investment, Venrock Management and VHCP Management are limited liability companies organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number

98411C100

Item 3	Not applicable.

CUSIP No.	98411C100	13G	Page	10	of	12

Item 4	Ownership

(a) and (b)
     Venrock beneficially owns 410,823 shares of common stock, or 1.5% of the outstanding shares of common stock. Venrock II beneficially owns 591,136 shares of common stock, or 2.2% of the outstanding shares of common stock. Entrepreneurs Fund beneficially owns 20,274 shares of common stock, or 0.1% of the outstanding shares of common stock. VHCP beneficially owns 456,537 shares of common stock or 1.7% of the outstanding shares of common stock. VHCP Co-Investment beneficially owns 86,685 shares of common stock or 0.3% of the outstanding shares of common stock.
     (c)
     Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of the common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 1,565,455 shares of the common stock and shared power to dispose or to direct the disposition of 1,565,455 shares of the common stock.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

This Schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2(a).

Item 9	Notice of Dissolution of Group:

Not applicable.

CUSIP No.	98411C100	13G	Page	11	of	12

Item 10	Certification

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2009	VENROCK ASSOCIATES
	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

VENROCK ASSOCIATES II, L.P.
	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND, L.P.
By: Venrock Management, LLC Its: General Partner

	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

VENROCK MANAGEMENT, LLC
	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

VENROCK HEALTHCARE CAPITAL PARTNERS, L.P.
By: VHCP Management, LLC Its: General Partner

	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

VHCP CO-INVESTMENT HOLDINGS, LLC
By: VHCP Management, LLC Its: Manager

	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

VHCP MANAGEMENT, LLC
	By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

CUSIP No.	98411C100	13G	Page	12	of	12

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Venrock Associates, Venrock Associates II, L.P., Venrock Entrepreneurs Fund, L.P., Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Management, LLC and VHCP Management, LLC.